SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

20 May 2006

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl.

c.c. J P Morgan
- Mr. Bric Luk

5/24

F:\tracy\S'La Hotels (Malaysia) Berhad\Overseas Regulatory Ann\L - SEC.doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 19 May 2006 released to Bursa Malaysia an announcement (the "Announcement") in relation to the resignation of director of SHMB. The following is a reproduction of the Announcement for information purpose only.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

RESIGNATION OF DIRECTOR OF SHANGRI-LA HOTELS (MALAYSIA) BERHAD

We wish to announce that Tan Sri Dato' Wan Sidek bin Wan Abd. Rahman has resigned from the Board with effect from 19.5.2006. Accordingly, he ceased to be a member of both the Audit and the Nomination & Remuneration committees of the board from the same date thereof.